UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2013

Date:	January 18, 2013
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the six months ended September 30, 2012

(1) Operating results

(in millions of yen, except per share data)

	For the six months ended September 30,
	2012	2011
Total revenue	2,240,921	1,966,963
Income before income tax expense	683,604	394,016
Net income attributable to Mitsubishi UFJ Financial Group	596,012	190,964
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	41.50	12.87
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	41.44	12.82

Comprehensive income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2012 and 2011 were ¥397,825 million and ¥87,071 million, respectively.

Notes:

1. Average number of shares outstanding

(in thousands of shares)

	For the six months ended September 30,
	2012	2011
Common stock	14,146,513	14,138,985

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Net income available to common shareholders of Mitsubishi UFJ Financial Group” which excludes “Income allocable to preferred shareholders” from “Net income attributable to Mitsubishi UFJ Financial Group.”

(2) Financial condition

(in millions of yen)

	As of September 30,	As of March 31,
	2012	2012
Total assets	215,170,476	215,202,514
Total Mitsubishi UFJ Financial Group shareholders’ equity	8,886,520	8,583,158

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,
	2012	2011
Net cash provided by (used in) operating activities	(10,822)	558,930
Net cash used in investing activities	(983,360)	(5,823,445)
Net cash provided by financing activities	773,187	5,095,342
Cash and cash equivalents at end of period	3,004,711	3,053,917

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under U.S. GAAP that is included in a report on Form 6-K (the “Form 6-K”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 6-K includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 6-K carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on assumptions and other estimations with respect to economic factors, our business performance and other factors. There exist a number of factors that create uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of yen)	As of September 30, 2012	As of March 31, 2012
Assets:
Cash and due from banks	3,004,711	3,230,409
Interest-earning deposits in other banks	6,651,751	5,897,732
Call loans, funds sold, and receivables under resale agreements	5,306,961	4,933,296
Receivables under securities borrowing transactions	3,386,726	3,282,656
Trading account assets	37,259,422	34,953,245
Investment securities:
Securities available for sale	56,634,088	57,740,401
Securities being held to maturity	2,339,888	2,385,368
Other investment securities	901,699	909,765

Total investment securities	59,875,675	61,035,534

Loans, net of unearned income, unamortized premiums and deferred loan fees	91,850,878	92,298,243
Allowance for credit losses	(1,301,632)	(1,285,507)

Net loans	90,549,246	91,012,736

Premises and equipment—net	1,002,709	987,474
Accrued interest	234,761	250,351
Customers’ acceptance liability	70,533	88,082
Intangible assets—net	867,862	896,483
Goodwill	358,117	354,283
Deferred tax assets	1,020,791	950,395
Other assets	5,581,211	7,329,838

Total assets	215,170,476	215,202,514

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	14,516,551	14,980,210
Interest-bearing	99,365,370	99,610,994
Overseas offices, principally interest-bearing	25,344,264	24,902,526

Total deposits	139,226,185	139,493,730

Call money, funds purchased, and payables under repurchase agreements	17,783,595	16,368,933
Payables under securities lending transactions	4,002,677	4,978,917
Due to trust account and other short-term borrowings	11,704,511	11,508,856
Trading account liabilities	12,575,248	11,967,182
Obligations to return securities received as collateral	3,410,557	3,639,838
Bank acceptances outstanding	70,533	88,082
Accrued interest	140,243	152,836
Long-term debt	11,656,300	12,593,062
Other liabilities	5,425,724	5,552,631

Total liabilities	205,995,573	206,344,067

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,646,035	1,645,144
Capital surplus	6,377,083	6,378,619
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	984,673	482,535
Accumulated other comprehensive income, net of taxes	(794,587)	(596,400)
Treasury stock, at cost	(8,355)	(8,411)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,886,520	8,583,158
Noncontrolling interests	288,383	275,289

Total equity	9,174,903	8,858,447

Total liabilities and equity	215,170,476	215,202,514

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2012	2011
Interest income:
Loans, including fees	793,828	801,477
Deposits in other banks	13,868	21,205
Investment securities	187,884	345,662
Trading account assets	185,943	139,986
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	32,422	49,840

Total	1,213,945	1,358,170

Interest expense:
Deposits	113,647	113,399
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	35,295	49,431
Due to trust account, other short-term borrowings, and trading account liabilities	28,124	30,417
Long-term debt	118,009	130,900

Total	295,075	324,147

Net interest income	918,870	1,034,023
Provision for credit losses	80,012	89,342

Net interest income after provision for credit losses	838,858	944,681

Non-interest income:
Fees and commissions income	540,963	548,822
Foreign exchange gains—net	76,616	67,836
Trading account profits—net	301,785	449,243
Investment securities gains (losses)—net	35,712	(19,226)
Equity in earnings (losses) of equity method investees—net	10,032	(515,403)
Other non-interest income	61,868	77,521

Total	1,026,976	608,793

Non-interest expense:
Salaries and employee benefits	460,925	443,726
Occupancy expenses—net	77,475	79,441
Fees and commission expenses	100,565	101,751
Outsourcing expenses, including data processing	98,725	94,868
Depreciation of premises and equipment	46,609	45,756
Amortization of intangible assets	103,007	105,321
Impairment of intangible assets	235	27,040
Insurance premiums, including deposit insurance	48,792	57,996
Communications	23,558	24,693
Taxes and public charges	33,399	31,694
Other non-interest expenses	188,940	147,172

Total	1,182,230	1,159,458

Income before income tax expense	683,604	394,016
Income tax expense	70,518	198,806

Net income before attribution of noncontrolling interests	613,086	195,210
Net income attributable to noncontrolling interests	17,074	4,246

Net income attributable to Mitsubishi UFJ Financial Group	596,012	190,964

Income allocable to preferred shareholders:
Cash dividends paid	8,970	8,970

Net income available to common shareholders of Mitsubishi UFJ Financial Group	587,042	181,994

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	41.50	12.87
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	41.44	12.82

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2012	2011
Net income before attribution of noncontrolling interests	613,086	195,210
Net unrealized holding losses on investment securities	(171,216)	(32,408)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	1,669	(36)
Pension liability adjustments	(1,036)	(10,701)
Foreign currency translation adjustments	(25,675)	(59,994)

Comprehensive income	416,828	92,071

Net income attributable to noncontrolling interests	17,074	4,246
Other comprehensive income attributable to noncontrolling interests	1,929	754

Comprehensive income attributable to Mitsubishi UFJ Financial Group	397,825	87,071

Credit Quality Data (Unaudited)
(in millions of yen)	As of September 30, 2012	As of March 31, 2012
Nonaccrual loans	1,265,885	1,189,835
Restructured loans	972,762	923,129
Accruing loans contractually past due 90 days or more	45,404	65,577

Total	2,284,051	2,178,541

Loans	91,850,878	92,298,243
Allowance for credit losses	(1,301,632)	(1,285,507)